MFS® SERIES TRUST I
MFS® SERIES TRUST X
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

                    September 12, 2011

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 58 to Registration Statement on Form N-1A for MFS Series Trust I ("Trust I") (File Nos. 33-7638 and 811-4777) and Post-Effective Amendment No. 80 for MFS Series Trust X ("Trust X") (File Nos. 33-1657 and 811-4492)

___________________________________________________________________________________________________________________

Ladies and Gentlemen:

As requested, in connection with the filing of the above-referenced Registration Statements, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

If you have any questions, please call the undersigned at 617-954-5843.

           Very truly yours,

           MFS® SERIES TRUST I
           MFS® SERIES TRUST X

                                                                                                                                                    /s/ Brian E. Langenfeld
           Brian E. Langenfeld
           Assistant Secretary